Drinker Biddle & Reath LLP

191 N. Wacker Drive, Suite 3700

Chicago, IL 60606-1698

(312) 569-1000 (Phone)

(312) 569-3000 (Facsimile)

www.drinkerbiddle.com

June 4, 2012

Via Edgar Transmission

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Houghton Hallock

RE:	FlexShares® Trust (the “Trust”)
Post-Effective Amendment No. 4 to Registration Statement on Form N-1A
(File Nos. 333-173967 and 811-22555)

Dear Mr. Hallock:

The following responds to the comments that you provided on February 24, 2012, regarding the above-referenced Post-Effective Amendment to the Trust’s Registration Statement on Form N-1A (the “Post-Effective Amendment”). The Post-Effective Amendment was filed to register shares of the FlexShares® Morningstar Developed ex-US Markets Factor Tilt Index Fund (the “Fund”). Our responses follow your comments. Terms not otherwise defined herein shall have the meaning ascribed to them in the Registration Statement.

PROSPECTUS

Fund Summary – Fees and Expenses of the Fund

1. Comment: The disclosure in Footnote 1 to the Fee Table regarding the fee arrangement is not required under Form N-1A. Please consider removing this disclosure from the Footnote.

Response: The Trust respectfully declines to remove the disclosure from Footnote 1. This disclosure has been previously reviewed by Staff (as it appears in Footnote 1) in connection with the Staff’s review of the prospectus of another series of the Trust, and, in fact, it was revised to respond to the Staff’s comments. Furthermore, the Trust believes that the disclosure in Footnote 1 is useful to shareholders because it clarifies what “other expenses” are included in the Fee Table, and it is helpful to understanding the terms of the reimbursement agreement that are disclosed in Footnote 2.

Fund Summary – Principal Investment Strategies

2. Comment: Please clarify what is meant by the term “(by weighting)” in the first paragraph in the description of the Underlying Index’s three largest constituents and top five countries.

Response: The term “(by weighting)” indicates that the three largest constituents and top five countries are based on their representation (or weighting) in the Underlying Index as determined by the Index Provider’s index methodology. The Trust does not believe further disclosure in the Prospectus is necessary.

3. Comment: Please indicate if any of the derivatives discussed may be utilized more than others.

Response: The Fund does not intend to use any particular derivative more than any other as part of its principal investment strategies. The Investment Adviser may use any of the derivatives discussed in the Prospectus, depending upon the circumstances, to help the Fund track its Underlying Index. The Trust does not believe further disclosure is necessary.

4. Comment: Please disclose in the Prospectus if the Fund expects to utilize a large percentage of Depositary Receipts.

Response: The Fund does not intend to use a large percentage of Depositary Receipts as part of its principal investment strategies; however, there is no limitation on investment in Depositary Receipts by the Fund. The Fund’s use of Depositary Receipts will be determined based on a number of factors including, for example, custodial costs. The Trust does not believe further disclosure is necessary.

5. Comment: Please remove the seventh sentence of the second paragraph because it is duplicative of disclosure under “Tracking Error Risk” in the Principal Risks section.

Response: The sentence will be removed.

6. Comment: The second paragraph under Principal Investment Strategies is long. Please consider moving some of the disclosure to the Additional Fund Information section.

Response: We appreciate your comment. To keep the disclosure consistent with the disclosure for other similar funds of the Trust, the Trust is declining to make this change at this time. The Trust will consider revising the disclosure at the next time the prospectuses for all such funds are updated.

Fund Summary – Principal Risks

7. Comment: Please review the principal risks of the Fund and revise the disclosure so that it ties more closely to the principal investment strategies of the Fund. Please remove any duplicative risks or risks that are not principal risks of the Fund.

Response: The Fund’s principal risks have been reviewed and will be revised to tie more closely to the principal investment strategies of the Fund.

8. Comment: Please consider whether Concentration Risk is a principal risk of the Fund.

Response: The Trust believes that Concentration Risk is a principal risk because the Fund may concentrate in an industry or group of industries to the same extent that as its Underlying Index. However, risk will be renamed “Industry Concentration Risk” and the disclosure will be revised as follows:

INDUSTRY CONCENTRATION RISK is the risk that, to the extent the Fund’s investments are concentrated in the securities of issuers in a particular industry, the Fund may be subject to increased price volatility and may be more susceptible to adverse economic, market, political or regulatory occurrences affecting that industry.

Additional Fund Information

9. Comment: Please consider moving the additional Underlying Index information currently in the Statement of Additional Information to the Additional Fund Information section.

Response: We appreciate your comment. To keep the disclosure consistent with the disclosure format for other similar funds of the Trust, the Trust is declining to make this change at this time. The Trust will consider revising the disclosure at the next time the prospectuses for all such funds are updated.

Additional Fund Information – Additional Information About Principal Risks

10. Comment: Please provide a more focused description of the Fund’s use of derivatives.

Response: The description of the Fund’s use of derivatives will be revised to provide a more focused discussion of the Fund’s use of derivatives.

11. Comment: Please review the information under Market Trading Risks – Secondary Market Trading Risks for accuracy and revise as necessary.

Response: The Trust has reviewed the information under Market Trading Risk – Secondary Market Trading Risks and will revise the disclosure.

Description of Fund Management – Investment Adviser

12. Comment: Please consider removing the last sentence of the fifth paragraph.

Response: The last sentence of the fifth paragraph will be removed.

Shareholder Information – Share Prices

13. Comment: The Prospectus states that the “indicative optimized portfolio value” (“IOPV”) will be disseminated “by the national securities exchange on which the Fund is listed or by other information providers or market data vendors.” Please disclose who calculates the IOPV in the Prospectus.

Response: The Trust respectfully declines to add the requested disclosure. Neither the Trust nor the Fund is involved in, or responsible for, the calculation of the IOPV. The Trust believes that the Fund’s current disclosure regarding the IOPV is substantially the same as disclosure provided by other unaffiliated ETFs.

STATEMENT OF ADDITIONAL INFORMATION

14. Comment: Please remove the word “physical” from the Fund’s fundamental investment restriction regarding commodities.

Response: The Trust respectfully declines to make this change. The Fund’s fundamental investment restriction currently includes the Fund’s fundamental policy with respect to: (a) purchasing or selling physical commodities; (b) purchasing or selling options, futures contracts or other derivative instruments; and (c) investing in securities or other instruments backed by physical commodities. The Trust believes that this meets the requirements of Section 8 of the Investment Company Act of 1940 (the “1940 Act”).

15. Comment: In the table under Management of the Trust – Trustees and Officers, revise the heading of the last column to read: “Other Directorships Held by Trustee During the Past 5 Years.”

Response: The Trust will revise the disclosure.

*  *  *

We thank you for your assistance. If you should have any questions regarding the Trust’s responses to your comments, please do not hesitate to contact the undersigned at (312) 569-1167, or in my absence, Mark F. Costley at (202) 230-5108.

Sincerely,

/s/  Veena K. Jain

Veena K. Jain

cc:	Peter K. Ewing
Craig R. Carberry, Esq.
Mark F. Costley, Esq.
Diana E. McCarthy, Esq.